PROSPECTUS SUPPLEMENT
(To Prospectus dated March 15, 2001)

                          PNC Mortgage Acceptance Corp.

          COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2001-C1
                            -------------------------

     This supplement amends and updates the information contained in the prospectus supplement dated March 26, 2001 relating to the PNC Mortgage Acceptance Corp. Commercial Mortgage Pass-Through Certificates, Series 2001-C1. This supplement must be accompanied by the March 26, 2001 prospectus supplement.

     You can find a listing of the pages where capitalized terms used in this supplement are defined under the caption "Index of Definitions" on page S-97 of the March 26, 2001 prospectus supplement.

     The class C certificates described in the March 26, 2001 prospectus supplement have been split into the following three classes:


                 Initial
                Principal  Approximate   Description   Scheduled
               Balance or    Initial         of         Final          Ratings
                Notional   Pass-Through  Pass-Through  Distribution      S&P/
  Class          Amount        Rate         Rate         Date          Moody's
  -----          ------        ----         ----         ----          --------
  Class C-1    $18,856,000    6.80%         Fixed      03/12/2011        A/A2
  Class C-2    $12,000,000    2.57%         Fixed      03/12/2011        A/A2
  Class C-2X   $12,000,000    4.23%         Fixed      03/12/2011        A/A2

     The pass-through rates for the class C-1 and class C-2 certificates may not exceed the weighted average of the Net Mortgage Rates for the related distribution date, weighted on the basis of the Mortgage Loans' respective Stated Principal Balances immediately before the distribution date.


     The pass-through rate for the class C-2X certificates may not exceed the weighted average of the Net Mortgage Rates for the related distribution date, weighted on the basis of the Mortgage Loans' respective Stated Principal Balances immediately before the distribution date minus 2.57%.


     The principal balance of the class C-1 and class C-2 certificates outstanding at any time will represent the then-maximum amount of principal that the certificateholders of those classes will be entitled to receive out of future cash flow on the Mortgage Loans and other assets included in the trust fund.

     The class C-2X certificates are interest only certificates, have no principal balances and are not entitled to distributions of principal; that class of certificates will instead represent the right to receive distributions of interest accrued as described herein on a notional principal amount. The notional amount of the class C-2X certificates generally will be equal to the principal balance of the class C-2 certificates outstanding from time to time. The notional amount of the class C-2X certificates will be reduced on each distribution date by the amount of any distributions of principal actually made on, and any Realized Losses and Expense Losses actually allocated, to the class C-2 certificates.

                        ---------------------------------

     Unless the context clearly requires otherwise, except as set forth in this supplement, all other information in the March 26, 2001 prospectus supplement for the class C certificates applies to each of the class C-1, class C-2 and class C-2X certificates.

                        ---------------------------------

MORGAN STANLEY DEAN WITTER                            PNC CAPITAL MARKETS

ABN AMRO INCORPORATED                           DEUTSCHE BANC ALEX. BROWN

The date of this Supplement is March 29, 2001

                           DESCRIPTION OF CERTIFICATES

                                  Denominations


     The class C-1 and class C-2 certificates will be issued in minimum denominations of principal balance of $50,000, and in integral multiples of $1 in excess thereof. The class C-2X certificates will be issued in minimum denominations of notional amount of $1,000,000, and in integral multiples of $1 in excess thereof.

                                  Distributions

Applying Available Funds


     On each distribution date, the certificate administrator will first apply Available Funds to make distributions to the holders of the class A-1, class A-2, class X, class X-1, class X-2 and class B certificates as set forth in the March 26, 2001 prospectus supplement.


     On each distribution date, the certificate administrator will make the following distributions, to the extent of the Available Funds remaining after all required distributions have been made on the class A-1, class A-2, class X, class X-1, class X-2 and class B certificates:

o distributions of interest to the class C-1, class C-2 and class C-2X certificates (pro rata on the basis of their respective amounts of Distributable Certificate Interest), up to an amount equal to the Distributable Certificate Interest in respect of each such class of certificates for that distribution date;

o if the principal balances of the class A-1, class A-2 and class B certificates have been reduced to zero, distributions of principal to the class C-1 and class C-2 certificates (pro rata on the basis of their respective outstanding principal balances), up to an amount equal to the lesser of :

     (a)   the then-outstanding principal balance of those classes, and

     (b) the remaining Principal Distribution Amount (or, on the final distribution date in connection with the termination of the trust fund, up to an amount equal to the then-outstanding principal balance of those classes);

o distributions for the purpose of reimbursement, to the class C-1 and class C-2 certificates, up to an amount equal to all Realized Losses and Expense Losses, if any, previously allocated to such classes and for which no reimbursement has previously been paid, such distributions to be made pro rata on the basis of amounts previously allocated to each such class.

Distribution of Excess Liquidation Proceeds

     For purposes of distributing Excess Liquidation Proceeds, the class C-1 and class C-2 certificates will be treated as a single class of certificates.

Prepayment Premiums

      Any prepayment premium will be distributed as follows. The holders of the class A-1, class A-2, class B, class C-1, class C-2, class D, class E, class F and class G certificates receiving principal distributions on such distribution date will be entitled to a total amount equal to the lesser of:

o     the prepayment premium, and

o     the prepayment premium multiplied by a fraction:

      1.  the numerator of which equals the excess, if any, of:

            (a) the pass-through rate applicable to the most senior class of the outstanding class A-1, class A-2, class B, class C-1, class C-2, class D, class E, class F and class G certificates (or, if (a) both classes of class A certificates are still outstanding, the class A-1 certificates and (b) both the class C-1 and class C-2 certificates are still outstanding, the class C-1 certificates), over

            (b)     the Discount Rate, and


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


      2. the denominator of which equals the excess, if any, of the interest rate for the prepaid Mortgage Loan, over the Discount Rate.


     If more than one of the class A-1, class A-2, class B, class C-1, class C-2, class D, class E, class F and class G certificates is entitled to principal distributions on the distribution date, the amount described in the preceding sentence will be allocated among the classes in proportion to the principal distributions to which they are entitled on the distribution date. Some certificates that receive principal may not receive prepayment premiums based on the above fraction.


     Any amounts allocable to the class C-2 certificates pursuant to the foregoing formula will be distributed to the class C-2X certificates.

                Application of Realized Losses and Expense Losses

     Realized Losses and Expense Losses that would have been allocated to the class C certificates described in the March 26, 2001 prospectus supplement will be allocated to the class C-1 and class C-2 certificates pro rata based on their outstanding principal balances. Reimbursements of previously allocated Realized Losses and Expense Losses will be allocated in a similar manner.

                                  Voting Rights

     At all times during the term of the pooling and servicing agreement the voting rights for the certificates will be allocated as follows:

o 98% to the holders of the classes of principal balance certificates in proportion to the principal balances of these classes, and

o 2% to the holders of the interest only certificates, allocated among the class X-1, class X-2 and class X certificates based on their respective notional amounts.

      The class C-2X certificates will not have voting rights.

                YIELD SENSITIVITY OF THE CLASS C-2X CERTIFICATES

     The yield to maturity of the class C-2X certificates will be especially sensitive to the prepayment, repurchase, default and loss experience on the Mortgage Loans, which may fluctuate significantly from time to time. A rapid rate of principal payments (including prepayments resulting from liquidations and repurchases) will have a material negative effect on the yield to maturity of the class C-2X certificates. There can be no assurance that the Mortgage Loans will prepay at any particular rate. If you intend to purchase the class C-2X certificates, you should fully consider the risk that a rapid rate of prepayments on the Mortgage Loans could result in your receiving total distributions that are less than the amount you paid for the class C-2X certificates.


     The following table indicates the sensitivity of the pre-tax yield to maturity on the class C-2X certificates to various constant rates of prepayment on the Mortgage Loans. The table projects the monthly total payments of interest on the class C-2X certificates and computes the corresponding pre-tax yields to maturity on a corporate bond equivalent basis, based on the following assumptions:

o    the Maturity Assumptions described under "Yield and Maturity
     Considerations- Weighted Average Life" in the March 26, 2001 prospectus supplement,

o that the total purchase prices of the class C-2X certificates are as specified, and

o that the initial pass-through rate and the initial notional amount for the class C-2X certificates are as set forth in this supplement.

     Any differences between these assumptions and the actual characteristics and performance of the Mortgage Loans and the class C-2X certificates will likely result in yields differing from those shown in the table. Discrepancies between assumed and actual characteristics and performance underscore the hypothetical nature of the table. The depositor has provided the table to give you a general sense of the sensitivity of yields in varying prepayment scenarios.


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



     The pre-tax yields in the following table were calculated by determining the monthly discount rates that, when applied to the assumed stream of cash flows to be paid on the class C-2X certificates, would cause the discounted present value of such assumed stream of cash flows to equal the assumed purchase price of the certificates, excluding accrued interest, expressed as a percentage of the notional amount of the certificates. These monthly rates were then converted to semi-annual corporate bond equivalent rates. Such calculation does not take into account:

o    Prepayment/Balloon Payment Interest Shortfalls, or

o the interest rates at which you may be able to reinvest distributions on the class C-2X certificates.

     Accordingly, the table does not reflect the return on an investment in the class C-2X certificates when such reinvestment rates are considered.

     Notwithstanding the assumed prepayment rates reflected in the following table, it is highly unlikely that the Mortgage Loans will be prepaid according to one particular pattern. For this reason, and because the timing of cash flows is critical to determining yields, the pre-tax yield to maturity on the class C-2X certificates is likely to differ from those shown in the table, even if all of the Mortgage Loans prepay at the indicated CPRs over any given time period or over the entire life of the class C-2X certificates.

     You should make your investment decision based on your assessment of the anticipated rates of prepayment under a variety of scenarios.


                         Pre-Tax Yield to Maturity (CBE)
                         of the Class C-2X Certificates

                                   Prepayment Assumption (CPR)
      Assumed Total Purchase
       (excluding accrued
          (interest)             0%      25%      50%     100%
      ------------------------------------------------------------

             29.3111%         7.7426%  7.7426%  7.7426%  7.3674%
             29.3611%         7.7025%  7.7025%  7.7025%  7.3268%
             29.4111%         7.6625%  7.6625%  7.6625%  7.2864%


                    MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     For federal income tax purposes, three separate "real estate mortgage investment conduit" ("REMIC") elections will be made with respect to respective portions of the trust fund, creating three REMICs. Upon the issuance of the class C-1, class C-2 and class C-2X certificates, Morrison & Hecker L.L.P. will deliver its opinion, generally to the effect that, assuming compliance with all provisions of the pooling and servicing agreement:

o each pool of assets with respect to which a REMIC election is made will qualify as a REMIC under the Internal Revenue Code of 1986;

o the class A-1, class A-2, class X-1, class X-2, class X, class B, class C-1, class C-2, class C-2X, class D, class E, class F, class G, class H, class J, class K, class L, class M, class N and class O certificates will be, or will represent ownership of, REMIC "regular interests";

o the class R-I, class R-II and class R-III certificates, respectively, will be the sole "residual interest" in the related REMIC; and

o the class V certificates will represent beneficial interests in the portion of the trust assets consisting of Deferred Interest, which portion will be treated as a grantor trust for federal income tax purposes.


     Generally, the class C-1, class C-2 and class C-2X certificates will be "real estate assets" within the meaning of Section 856(c)(5)(B) of the Internal Revenue Code of 1986. In addition, interest (including original issue discount, if any) on the class C-1, class C-2 and class C-2X certificates will be interest described in Section 856(c)(3)(B) of the Internal Revenue Code of 1986.


     As of the closing date, 18.2% of the Mortgage Loans are secured by real estate used for residential or certain other purposes prescribed in Section 7701(a)(19)(C) of the Internal Revenue Code of 1986, and consequently the class C-1, class C-2 and class C-2X certificates will be treated as assets qualifying under that section to only a limited extent. Accordingly, investment in the class C-1, class C-2 and class C-2X certificates may not be suitable for thrift institutions seeking to be treated as a "domestic building and loan association" under Section


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

7701(a)(19)(C) of the Internal Revenue Code of 1986. The determination as to the percentage of the REMIC's assets that constitute assets described in the foregoing sections of the Internal Revenue Code of 1986 will be made with respect to each calendar quarter based on the average adjusted basis of each category of the assets held by the REMIC during such calendar quarter. The certificate administrator will report those determinations to certificateholders in the manner and at times required by applicable Treasury regulations.

     The amount of taxable income reported by a holder of a class C-1, class C-2 or class C-2X certificate may exceed cash distributions as a result of the preferential right of other classes representing regular interests to receive cash distributions in the event of losses or delinquencies on the Mortgage Loans.

     Finally, the class C-1, class C-2 and class C-2X certificates will be treated as "qualified mortgages" for another REMIC under Section 860G(a)(3)(C) of the Internal Revenue Code of 1986 and "permitted assets" for a "financial asset securitization investment trust" under Section 860L(c) of the Code.

                       Original Issue Discount and Premium

     The certificates representing regular interests generally will be treated as newly originated debt instruments for federal income tax purposes. Holders of those certificates will be required to include in income all interest on the certificates in accordance with the accrual method of accounting, regardless of a certificateholder's usual method of accounting.

     The IRS has issued regulations under Sections 1271 to 1275 of the Internal Revenue Code of 1986 generally addressing the treatment of debt instruments issued with original issue discount. Holders of the class C-1, class C-2 and class C-2X certificates should be aware, however, that those regulations and
Section 1272(a)(6) of the Internal Revenue Code of 1986 do not adequately address certain issues relevant to, or are not applicable to, prepayable securities such as the class C-1, class C-2 and class C-2X certificates. We recommend that prospective purchasers consult with their own tax advisor concerning the tax treatment of the class C-1, class C-2 and class C-2X certificates and the appropriate method of reporting interest and original issue discount on the class C-1, class C-2 and class C-2X certificates.

     The class C-1 certificates are not expected to be treated as having been issued with original issue discount for federal income tax reporting purposes. The class C-2 and class C-2X certificates will be treated as having been issued with original issue discount for federal income tax reporting purposes.

     For the purposes of determining the rate of accrual of market discount, original issue discount and premium for federal income tax purposes, the Prepayment Assumption (as defined in the prospectus) is that the Mortgage Loans will prepay at the rate of 0% CPR, except that Hyper-Amortization Loans are assumed to pay on their Anticipated Repayment Dates. No representation is made as to whether the Mortgage Loans will prepay at that rate or any other rate. See "Federal Income Tax Consequences--REMICs--Taxation of Owners of REMIC Regular Certificates--Original Issue Discount" and "--Premium" in the prospectus.

     The class C-1 certificates may be treated for federal income tax purposes as having been issued at a premium. Whether any holder of such a class of certificates will be treated as holding a certificate with amortizable bond premium will depend on the certificateholder's purchase price. Holders of the class C-1 certificates should consult their own tax advisors regarding the possibility of making an election to amortize any such premium. See "Federal Income Tax Consequences--REMICS--Taxation of Holders of REMIC Regular Certificates" in the prospectus.

     If the trust collects a prepayment premium on a mortgage loan, it is anticipated that the prepayment premium will be reported as ordinary income and allocated to the class of certificates entitled to the premium. For federal income tax reporting purposes, the premium or charge will be reported as income upon actual receipt by the master servicer, rather than including projections of such charges in computing a constant yield to maturity. The correct characterization of and timing for recognition of prepayment premiums is not entirely clear. However, it appears that such premiums or charges would be taxed as ordinary income. Certificateholders should consult their tax advisors concerning the tax treatment of prepayment premiums.

                             Class C-2X Certificates

     The trust intends to treat the class C-2X certificates as having no "qualified stated interest". Accordingly, the class C-2X certificates will be considered to be issued with original issue discount in an amount equal to the excess of all distributions of interest expected to be received on the class C-2X certificates over their respective


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



issue prices (including interest accrued prior to the closing date, if any, unless the holder elects on its federal income tax return to exclude such amount from the issue price and to recover it on the first distribution date). Certificateholders will not be able to deduct currently any "negative" amounts of original issue discount on the class C-2X certificates attributable to rapid prepayments on the Mortgage Loans, but they may offset these amounts against future positive accruals of original issue discount, if any. However, holders of a class C-2X certificate may be entitled to a loss deduction if it becomes certain that such holder will not recover a portion of its basis in the certificate. No representation is made as to the timing, amount or character of such loss, if any.


     For more information regarding the federal income tax consequences of investing in the class C-1, class C-2 and class C-2X certificates, see "Federal Income Tax Consequences--REMICs--Taxable Income of the REMIC" in the prospectus and "Material Federal Income Tax Consequences" in the March 26, 2001 prospectus supplement.


     Due to the complexity of these rules and the current uncertainty as to the manner of their application to the trust fund and certificateholders, it is particularly important that you consult your own tax advisors regarding the tax treatment of your acquisition, ownership and disposition of the class C-1, class C-2 and class C-2X certificates.

                                     RATINGS

     It is a condition of the issuance of the class C-1, class C-2 and class C-2X certificates that those certificates receive the credit ratings from Moody's Investors Service, Inc. and Standard and Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. set forth in the table on page 1 of this supplement.


     As described in this supplement, the amounts payable on the class C-2X certificates consist only of interest and prepayment premiums. If all of the Mortgage Loans were to prepay in the initial month, then the class C-2X certificateholders would receive only a single month's interest and suffer a nearly complete loss of their investment despite having received all amounts "due" under their certificates. This outcome is consistent with the "A/A2" ratings received on the class C-2X certificates. The total notional amount used to calculate interest on the class C-2X certificates are reduced by allocations of Realized Losses, Expense Losses and voluntary or involuntary principal prepayments that are allocated to the class C-2 certificates. The ratings do not address the timing or magnitude of reductions of such total notional amount, but only the obligation to pay interest timely on whatever the proper notional amount may be from time to time. Accordingly, potential purchasers of the class C-2X certificates should evaluate the ratings of the class C-2X certificates differently from similar ratings on other types of securities.

                              PLAN OF DISTRIBUTION

     Subject to the underwriting agreement, each underwriter has agreed to purchase the principal amounts of the class C-1, class C-2 and class C-2X certificates set forth opposite its name below:

   Underwriter                  Class C-1      Class C-2      Class C-2X
   Morgan Stanley & Co.         $18,856,000    $12,000,000    $12,000,000
     Incorporated
   PNC Capital Markets, Inc.             --             --             --
   ABN AMRO Incorporated                 --             --             --
   Deutsche Banc Alex. Brown Inc.        --             --             --
                                    -------        -------        -------

   Total                        $18,856,000    $12,000,000    $12,000,000
                                ===========    ===========    ===========



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